SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 5

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2018

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2018, as subsequently amended, as follows:

•

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW—Other Recent Developments” on page 1 hereof to the “Recent Developments—KfW—Other Recent Developments” section; and

•

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 1 to 3 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated May 11, 2018 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

RECENT DEVELOPMENTS

KFW

Other Recent Developments

Impact of the Ongoing COVID-19 Pandemic

KfW Instant Loan 2020. On April 6, 2020, the Federal Government announced additional measures to react in a swift and targeted manner to the increasing negative economic impact of the ongoing COVID-19 pandemic on medium-sized enterprises in Germany. Based on the Temporary Framework of the European Union (“EU”) on state aid measures as implemented on March 19, 2020 and amended on April 3, 2020 (the “Amended Temporary Framework”), the Federal Government mandated KfW to launch an additional loan program for medium-sized enterprises in Germany referred to as KfW Instant Loan 2020 (KfW-Schnellkredit 2020). The KfW Instant Loan 2020 program was launched on April 15, 2020. Loans of KfW under this program share certain features with instruments under the KfW Special Program 2020 (KfW-Sonderprogramm 2020) launched at the end of March 2020, e.g., financings are generally available to enterprises which did not have financial difficulties as of December 31, 2019 but now face temporary funding problems as a result of the COVID-19 pandemic and funds received may be used for investments and working capital requirements. However, compared to the instruments under the KfW Special Program 2020, loans under the KfW Instant Loan 2020 program include a general waiver of the usual risk assessment and a full exemption from liability for any on-lending commercial bank or financing partner involved, which means that the entire credit risk of any loans granted under the KfW Instant Loan 2020 program remains with KfW. These modifications are aimed at facilitating and accelerating the granting of loans by the on-lending commercial banks and other financing partners and are expected to increase the number of loans approved.

As is the case for the instruments under the KfW Special Program 2020, the Federal Republic of Germany, pursuant to a separate guarantee declaration, will bear the financial risks KfW incurs in connection with the KfW Instant Loan 2020 program.

The Federal Ministry of Finance is authorized to refinance KfW’s funding requirements resulting from the KfW Special Program 2020 and the KfW Instant Loan 2020 program up to an amount of EUR 100 billion. This refinancing option is limited until year-end 2021, but KfW is under no obligation to utilize it. Any refinancing of the Federal Ministry of Finance would be provided by the new government-owned Economic Stabilisation Fund (Wirtschaftsstabilisierungsfonds – WSF), which is currently being set up in response to the COVID-19 pandemic.

THE FEDERAL REPUBLIC OF GERMANY

Other Recent Developments

EU Response to the COVID-19 Pandemic

In response to the invitation by the European Council of March 26, 2020, the economic and finance ministers of the EU member states (“Member States”) whose currency is the euro (“Euro Area Member States”), the EU commissioner for economic and financial affairs, taxation and customs and the president of the European Central Bank (“ECB”), together referred to as the “Eurogroup”, on April 9, 2020, presented a report for an economic response to the COVID-19 pandemic to the European Council, which provides for three immediate safety nets for workers, businesses and Member States and also prepares the ground for a recovery fund to relaunch the economy and ensure EU solidarity with the Member States which are most affected by the COVID-19 pandemic. More specifically:

•

The Eurogroup welcomed the Commission’s proposal of April 2, 2020, to set up a temporary instrument supporting Member States to protect employment in the specific emergency circumstances of the COVID-19 pandemic crisis, referred to as “SURE” (Support mitigating Unemployment Risks in Emergency). SURE would provide financial assistance of up to EUR100 billion to Member States, in the form of loans granted on favorable terms, to support short-time work schemes and similar measures to help Member States protect jobs, employees and self-employed against the risk of dismissal and loss of income for the duration of the COVID-19 pandemic crisis. The loans would be based on guarantees provided by Member States and would be directed to where they are most urgently needed.

•

The Eurogroup welcomed the initiative of the European Investment Bank (EIB) group to create a pan-European guarantee fund of EUR 25 billion, which could support EUR 200 billion of financing for companies throughout the EU (with a focus on SMEs), including through national promotional banks.

•

The Eurogroup proposed to establish a precautionary credit line, referred to as “Pandemic Crisis Support”, in the context of the European Stability Mechanism (ESM) to address the symmetric shock caused by the COVID-19 pandemic. It would be available to all Euro Area Member States based on standardized terms agreed in advance by the relevant EU institutions in an amount of up to 2% of the respective Euro Area Member State’s GDP as of year-end 2019, which in the aggregate would amount to close to EUR 240 billion. The only pre-condition for access to the credit line would be a commitment to use the funds to support domestic financing of direct and indirect healthcare-, cure- and prevention-related costs due to the COVID-19 pandemic.

•

While acknowledging the importance of the next EU budget, the Eurogroup agreed to work on a recovery fund to prepare and support robust economic recovery in all Member States following the COVID-19 pandemic, providing funding through the EU budget to programs designed to kick-start the economy in line with European priorities and ensuring EU solidarity with the most affected Member States. Such a recovery fund would be temporary, targeted and commensurate with the extraordinary costs of the current crisis and would be intended to help spread these costs over time through appropriate financing.

The European Council is expected to take the Eurogroup’s proposals forward in the videoconference of the members of the European Council which has been scheduled for April 23, 2020.

On April 8, 2020, the Commission proposed to prolong the temporary restriction on non-essential travel to the EU until May 15, 2020, given that the experience of Member States and other countries exposed to the COVID-19 pandemic shows the measures applied to fight the spread of the virus require more than 30 days to be effective. Any further prolongation of the travel restriction beyond May 15, 2020 would need to be assessed again, based on the development of the epidemiological situation. The Commission expects parallel and coordinated action at external borders to be an essential aspect of a concerted EU strategy and the gradual lifting of the containment measures in Europe.

Sources: European Council, Joint Statement of the Members of the European Council, March 26, 2020 (https://www.consilium.europa.eu/media/43076/26-vc-euco-statement-en.pdf); The Council of the EU, Eurogroup, accessed on April 13, 2020 (https://www.consilium.europa.eu/en/council-eu/eurogroup/); European Council, Statement by the President of the European Council Charles Michel following the agreement of the Eurogroup, press release of April 10, 2020 (https://www.consilium.europa.eu/de/press/press-releases/2020/04/10/statement-by-the-president-of-the-european-council-charles-michel-following-the-agreement-of-the-eurogroup/); Eurogroup, Remarks by Mário Centeno following the Eurogroup videoconference of 9 April 2020, press release of April 9, 2020 (https://www.consilium.europa.eu/de/press/press-releases/2020/04/09/remarks-by-mario-centeno-following-the-eurogroup-videoconference-of-9-april-2020/); Eurogroup, Report on the comprehensive economic policy response to the COVID-19 pandemic, press release of April 9, 2020 (https://www.consilium.europa.eu/de/press/press-releases/2020/04/09/report-on-the-comprehensive-economic-policy-response-to-the-covid-19-pandemic/); European Commission, https://ec.europa.eu/info/live-work-travel-eu/health/coronavirus-response/highlights_en; European Commission, Commission, Coronavirus: the Commission mobilises all of its resources to protect lives and livelihoods, press release of April 2, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/IP_20_582); European Commission, Coronavirus: Commission invites Member States to prolong restriction on non-essential travel to the EU until 15 May, press release of April 8, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_616).

German Measures to Mitigate the Economic Impact of the COVID-19 Pandemic

On April 2, 2020, the Federal Minister of Economy and Energy stated that the Federal Republic is expected to fall into a recession in 2020, as a result of the significant and far-reaching economic impacts of the COVID-19 pandemic. German gross domestic product for 2020 is expected to potentially decline by more than 5%. In order to shorten the period of recession, the Federal Government has swiftly adopted economic support measures in unprecedented amounts.

On April 6, 2020, based on the Amended Temporary Framework, the Federal Government decided to introduce extensive loans under the KfW Instant Loan 2020 program for medium-sized enterprises, which are intended to supplement already existing support measures. As loans under this program are in particular characterized by a full exemption from liability for any on-lending commercial bank or financing partner involved, the entire credit risk of any such loans granted remains with KfW. However, pursuant to a separate guarantee declaration, the Federal Republic will bear the financial risks KfW incurs in connection with the KfW Instant Loan 2020 program. The KfW Instant Loan 2020 program was launched on April 15, 2020. See also “KfW—Recent Developments—Other Recent Developments—Impact of the Ongoing COVID-19 Pandemic”.

With reference to the extensive package of measures launched by the Federal Government to cope with the COVID-19 pandemic, the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland - Finanzagentur GmbH) has communicated that, overall, the financing and liquidity requirements of the Federal Government budget and its special funds will increase significantly compared to the funding requirement of EUR 210 billion initially announced in December 2019 both in the second quarter of 2020 and in the further course of 2020.

Sources: Bundesministerium für Wirtschaft und Energie, Altmaier: Müssen mit tiefen Einschnitten beim Wirtschaftswachstum in diesem Jahr rechnen, press release of April 2, 2020 (https://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2020/20200402-altmaier-muessen-mit-tiefen-einschnitten-beim-wirtschaftswachstum-in-diesem-jahr-rechnen.html); Bundesministerium der Finanzen, Gemeinsame Pressemitteilung: Bundesregierung beschließt weitergehenden KfW-Schnellkredit für den Mittelstand, press release of April 6, 2020 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2020/04/2020-04-06-gemeinsame-pm-bmf-bmwi-kfw.html); Bundesrepublik Deutschland Finanzagentur GmbH, Issues planned by the Federal government in the second quarter of 2020 - Increase for the benefit of corona support programmes, press release of April 7, 2020 (https://www.deutsche-finanzagentur.de/fileadmin/user_upload/pressemeldungen/en/2020/2020-04-07_pm02_Emissionsplanung_en.pdf); Bundesrepublik Deutschland Finanzagentur GmbH, Issues planned by the Federal Government in the second quarter of 2020 and reopening of outstanding Federal bonds, press release of March 23, 2020 (https://www.deutsche-finanzagentur.de/fileadmin/user_upload/pressemeldungen/en/2020/2020-03-23_pm01_EK_Q2_en.pdf); Bundesrepublik Deutschland Finanzagentur GmbH, German Federal Government debt issuance outlook 2020, press release of December 19,2019 (https://www.deutsche-finanzagentur.de/fileadmin/user_upload/pressemeldungen/en/2019/2019-12-19_pm08_EK2020_en.pdf).

Monetary Policy Response to the COVID-19 Pandemic

On April 7, 2020, the Governing Council of the ECB adopted a package of temporary collateral easing measures to facilitate the availability of eligible collateral for Eurosystem counterparties to participate in liquidity providing operations, such as the targeted longer-term refinancing operations (TLTROs). The Eurosystem consists of the ECB and the national central banks of the Euro Area Member States. The package is complementary to other measures announced by the ECB in mid-March 2020 in response to the COVID-19 pandemic, including additional longer-term refinancing operations (LTROs) and the Pandemic Emergency Purchase Program (“PEPP”). The measures collectively support the provision of bank lending especially by easing the conditions at which credit claims are accepted as collateral. At the same time the Eurosystem is increasing its risk tolerance to support the provision of credit via its refinancing operations, particularly by lowering collateral valuation haircuts for all assets consistently. These measures are temporary for the duration of the COVID-19 pandemic crisis and linked to the duration of the PEPP. They will be re-assessed before the end of 2020, also considering whether there is a need to extend some of these measures to ensure that Eurosystem counterparties’ participation in its liquidity providing operations is not adversely affected. The package of measures also includes a waiver of the minimum credit quality requirement for marketable debt instruments issued by the Hellenic Republic (Greece) for acceptance as collateral in Eurosystem credit operations. Furthermore, the Governing Council of the ECB has mandated the Eurosystem committees to assess measures to temporarily mitigate the effect on counterparties’ collateral availability from rating downgrades arising from the economic impact of the COVID-19 pandemic while continuing to ensure collateral adequacy.

Source: European Central Bank, ECB announces package of temporary collateral easing measures, press release of April 7, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.pr200407~2472a8ccda.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ DR FRANK CZICHOWSKI
Name: Dr Frank Czichowski
Title: Senior Vice President and Treasurer

By:	/S/ JÜRGEN KÖSTNER
Name: Jürgen Köstner
Title: Vice President

Date: April 16, 2020

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